Filed Pursuant to Rule 433(d)

Registration Statement No. 333-217421

Free Writing Prospectus

TERM SHEET

Dated May 13, 2020

Issuer:	Japan Bank for International Cooperation (JBIC)

Security:	0.625% Guaranteed Bonds Due May 22, 2023 (the “Securities”)

Expected Ratings:	Moody’s: A1/stable outlook; S&P: A+/positive outlook

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	U.S.$2,000,000,000

Denomination:	U.S.$200,000 x U.S.$2,000

Pricing Date:	May 13, 2020

Settlement Date:	May 22, 2020

Maturity Date:	May 22, 2023

Coupon:	0.625% (Semi-annual, 30/360)

Interest Payment Dates:	May 22 and November 22 of each year, subject to the Business Day Convention, commencing November 22, 2020 and ending May 22, 2023

Business Day:	Any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) The City of New York, London and Tokyo.

Business Day Convention:	Following Business Day Convention, unadjusted

Redemption after the Occurrence of a Tax Event:	JBIC may redeem all, but not less than all, of the Securities in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JBIC is required to pay, as described in the prospectus supplement

Price to Public:	99.852%, plus accrued interest, if any, from May 22, 2020

Underwriting Discount:	0.100%

Proceeds, before Expenses, to JBIC:	99.752%, plus accrued interest, if any, from May 22, 2020

Benchmark U.S. Treasury:	0.125% due May 15, 2023

Benchmark Yield:	0.193%

Spread:	48.2 bps

Yield to Investors:	0.675%

Joint Lead Managers:	Citigroup Global Markets Limited
Daiwa Capital Markets Europe Limited
Goldman Sachs International
J.P. Morgan Securities plc

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (international global bond held at the common depositary); DTC (DTC global bond)

International Global Bond ISIN:	XS2125336458

International Global Bond Common Code:	212533645

DTC Global Bond ISIN:	US471048CH97

DTC Global Bond Common Code:	212783056

DTC Global Bond CUSIP:	471048 CH9

Use of Proceeds:	The net proceeds of the issue of the Securities will be used for the Ordinary Operations of JBIC

Governing Law:	The State of New York

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

This communication is intended to be used solely by the person to whom it is provided by us.

You can access JBIC’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended, at the following website:

https://www.sec.gov/Archives/edgar/data/1551322/000119312520139713/d902541d424b5.htm

Each purchaser of the Securities offered hereby will be deemed to have represented that it is a person who falls into the category of (i) or (ii) as set forth on page S-3 of the foregoing prospectus supplement.

JBIC has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JBIC has filed with the SEC for more complete information about JBIC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JBIC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited at 1-800-831-9146, Daiwa Capital Markets Europe Limited at +44-20-7597-8000, Goldman Sachs International at 1-866-471-2526 or J.P. Morgan Securities plc at 1-212-834-4533.

MiFID II product governance / Professional investors and ECPs only target market –Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Securities has led to the conclusion that: (i) the target market for the Securities is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended or superseded, “MiFID II”); and (ii) all channels for distribution of the Securities to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Securities (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended or superseded, the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

This document has been prepared on the basis that all offers of the Securities in any Member State of the EEA or in the United Kingdom will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce and publish a prospectus for offers of the Securities. Accordingly, any person making or intending to make any offer in a Member State or in the United Kingdom of Securities which are the subject of this document may only do so in circumstances in which no obligation arises for JBIC or the underwriters to produce and publish a prospectus pursuant to Article 3 of the Prospectus Regulation, or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in relation to such offer. Neither JBIC nor the underwriters have authorized, nor do they authorize, the making of any offer of the Securities in circumstances in which an obligation arises for JBIC or the underwriters to publish a prospectus or supplement a prospectus for such offer. JBIC has not authorized and does not authorize the making of any offer of the Securities through any financial intermediary, other than offers made by the underwriters resulting in sales constituting the final placement of the Securities contemplated in the prospectus supplement and the base prospectus.

Further, this document is being distributed only to and is directed only at persons in the United Kingdom who (i) have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended or superseded, the “FPO”), or (ii) are persons who fall within Article 49(2)(a) to (d) of the FPO, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any Securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The Securities to which this document relates are available only to, and any agreement to acquire such Securities, will be made only with, relevant persons. Any other person who is not a relevant person should not act or rely on this document or any of its contents.

Stabilization: FCA/ICMA.